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                                                                  EXECUTION COPY

                                                                    EXHIBIT 4.33

                          TRANSITIONAL SUPPLY AGREEMENT

         This Transitional Supply Agreement (this "AGREEMENT") is entered into this 27th day of March, 2003 between Galen (Chemicals) Limited, an Irish corporation ("PURCHASER"), and Pfizer Inc., a Delaware corporation ("PFIZER").

                                    RECITALS

         WHEREAS, Pfizer, Purchaser and Galen Holdings plc, a public limited company organized under the Laws of Northern Ireland, have entered into the Purchase and Sale Agreement (OCs), dated as of March 5, 2003 (the "PURCHASE AGREEMENT"), pursuant to which certain Affiliates of Pfizer are selling the Purchased Assets (as defined in the Purchase Agreement) to Purchaser;

         WHEREAS, pursuant to the terms of the Purchase Agreement, Pfizer has agreed to supply to Purchaser for a limited time the Products; and

         WHEREAS, Pfizer and Purchaser desire to define their respective rights and obligations with regard to the supply of the Products in this Agreement.

         NOW, THEREFORE, for good and valuable consideration, the sufficiency and receipt of which are hereby acknowledged, the Parties hereby agree as follows:

                                   ARTICLE 1

                                   DEFINITIONS

         1.1 Definitions. As used in this Agreement, the following terms shall have the meanings set forth or as referenced below:

         "ACTION" shall mean any action, suit, proceeding, arbitration or Governmental Authority action, notification, investigation or audit.

         "AFFILIATE" shall mean, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person at any time during the period for which the determination of affiliation is being made.

         "AGREEMENT" shall mean this Agreement, as the same may be amended or supplemented from time to time in accordance with the terms hereof.

         "BUSINESS DAY" shall mean any day other than a Saturday, a Sunday or a day on which banks in New York, New York, United States of America are authorized or obligated by Law or executive order to close.

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         "CERTIFICATE OF ANALYSIS" shall mean a written certification, substantially in the form attached as Schedule F, delivered by Pfizer to Purchaser with each shipment of Ordered Products.

         "cGMPs" shall mean the current Good Manufacturing Practices applicable to pharmaceutical products for human use in the United States of America and similar regulations applicable to pharmaceutical products for human use in other countries where a material amount of any of the Products are sold.

         "CONFIDENTIAL PFIZER INFORMATION" shall have the meaning set forth in
Section 10.2.

         "CONFIDENTIAL PURCHASER INFORMATION" shall have the meaning set forth in Section 10.1.

         "ESTROSTEP TARGET SHELF LIFE" shall have the meaning set forth in
Section 3.6(a).

         "FAJARDO PLANT" shall mean the manufacturing and packaging facility and equipment located in Fajardo, Puerto Rico used to manufacture the Products.

         "FCA" shall mean FCA as defined in the International Chamber of Commerce Incoterms 2000.

         "FDA" shall mean the United States Food and Drug Administration.

         "FIRM ORDER" shall mean a written irrevocable firm purchase order for the Products, which order shall include a delivery schedule specifying the delivery date for each Product ordered and the location to which shipment of the Product is to be delivered.

         "GOVERNMENTAL AUTHORITY" shall mean any supranational, national, federal, state, provincial or local judicial, legislative, executive or regulatory authority.

         "INDEMNIFIABLE CLAIM" shall have the meaning set forth in Section 9.4.

         "INDEMNIFIED PARTY" shall have the meaning set forth in Section 9.3.

         "INDEMNIFYING PARTY" shall have the meaning set forth in Section 9.3.

         "INDEPENDENT LABORATORY" shall have the meaning set forth in Section 5.1(c).

         "LABELING" shall mean any and all printed labels, labeling and package inserts for the Products.

         "LAWS" shall mean all laws, statutes, rules, regulations, ordinances and other pronouncements having the effect of law of any Governmental Authority.

         "LESS THAN TARGET SHELF LIFE PRODUCTS" shall have the meaning set forth in Section 3.6(b).

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         "LOESTRIN TARGET SHELF LIFE" shall have the meaning set forth in
Section 3.6(a).

         "LOSS" or "LOSSES" shall mean any and all damages, fines, fees, penalties, deficiencies, losses and expenses (including interest, court costs, reasonable fees of attorneys, accountants and other experts or other expenses of litigation or other proceedings or of any claim, default or assessment).

         "NDA" shall mean a New Drug Application filed with the FDA relating solely to any of the Products requesting permission to place a drug on the market in accordance with 21 C.F.R. Part 314 and all supplements filed pursuant to the requirements of the FDA, including all documents, data and other information concerning any such Product that are necessary for FDA approval to market any such Product in the United States of America.

         "NEGOTIATION PERIOD" shall have the meaning set forth in the Purchase Agreement.

         "NON-SERIOUS ADVERSE EVENT" for the Products shall mean an untoward medical occurrence at any dose for any of the Products that is not a Serious Adverse Event.

         "ORDERED PRODUCTS" shall mean the Products ordered pursuant to a Firm Order.

         "PARTY" shall mean Pfizer or Purchaser and, when used in the plural, means Pfizer and Purchaser.

         "PERSON" shall mean any individual, firm, corporation, partnership, limited liability company, trust, joint venture or other entity or organization.

         "PPI" shall have the meaning set forth in Section 4.2(a).

         "PRODUCT CLAIM" shall mean a claim from a Third Party for money or other compensation (beyond the cost of a particular Product) in respect of potential or actual injury or harm allegedly due and owing as a result of the use, application or defect of any of the Products or labeling of any of the Products, in each case irrespective of the legal theory of liability.

         "PRODUCT QUALITY COMPLAINT" shall have the meaning set forth in Section 6.1(a).

         "PRODUCT REGISTRATION" shall mean the licenses, permits, certificates, approvals, registrations or other authorizations for each Product under the applicable Laws of any Governmental Authority, including any NDAs.

         "PRODUCTS" shall mean the certain products set forth on Schedule A.

         "PROCEEDING" shall have the meaning set forth in Section 11.5.

         "PURCHASE AGREEMENT" shall have the meaning set forth in the Recitals above.

         "RECALL" shall have the meaning set forth in Section 6.2.

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         "SERIOUS ADVERSE EVENT" for the Products shall have the meaning set forth in 21 C.F.R. Section 314.80(a), as amended, or the ICH guidelines, as applicable.

         "SPECIFICATIONS" shall mean the specifications for each of the Products as set forth on Schedule B.

         "STANDARD COST" shall mean, in respect of the period commencing on the date hereof and ending on December 31, 2003, Pfizer's standard cost for calendar year 2002 as set forth on Schedule C and, in respect of subsequent calendar years, shall mean the standard cost in effect for the preceding calendar year, as adjusted pursuant to Section 4.2.

         "TARGET SHELF LIFE" shall have the meaning set forth in Section 3.6(a).

         "TERM" shall have the meaning set forth in Section 8.1.

         "THIRD PARTY" shall mean any Person who or which is neither a Party nor an Affiliate of a Party.

         1.2      Other Definitional Provisions.

         (a) The words "HEREOF", "HEREIN", "HERETO" and "HEREUNDER" and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

         (b) The terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa.

         (c) The term "INCLUDING" shall mean "INCLUDING, WITHOUT LIMITATION".

         (d) When a reference is made in this Agreement to an Article, a Section or Schedule, such reference shall be to an Article of, a Section of or a Schedule to, this Agreement unless otherwise indicated.

                                   ARTICLE 2

                SUPPLY OF PRODUCTS; FORECASTS AND PURCHASE ORDERS

         2.1 Products to be Supplied. Purchaser agrees to purchase from Pfizer, and Pfizer agrees to sell to Purchaser, except as otherwise provided herein, all of Purchaser's requirements for the Products, ordered during the Term as provided herein. Pfizer shall solely and exclusively supply the Products to Purchaser and its designees, and neither Pfizer nor any of its Affiliates shall have the right to manufacture or supply any Product or any generic version thereof for or to any other Person.

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         2.2      Forecasts.

         (a) Purchaser shall provide Pfizer with a Firm Order for the period from the date hereof up to and including June 30, 2003, which Firm Order shall be attached as Schedule E. Pfizer shall supply the quantities set forth on Schedule E for each Product in accordance with the delivery schedule set forth therein, and to the extent such Firm Order is not sufficient to meet Purchaser's actual requirements for any Product for such period, Pfizer shall use its commercially reasonable efforts to supply Purchaser with its requirements beyond the amounts set forth on Schedule E. For periods after June 30, 2003, Firm Orders shall be filled by Pfizer in accordance with the Firm Orders placed by Purchaser pursuant to Section 2.2(b).

         (b) Except as provided in Section 2.2(a), within 10 days after the beginning of each calendar quarter, Purchaser shall give to Pfizer a forecast of Purchaser's estimated quarterly requirements of the Products for the 24 month period commencing with the next succeeding calendar quarter. The 24 month forecast delivered to Pfizer pursuant to the preceding sentence shall represent Purchaser's reasonable estimates of the quantity of the Products that Purchaser will require during such 24 month period to which such forecast applies, and the forecast of its requirements of the Products during the first quarter of such 24 month period shall be reflected in a Firm Order accompanying such forecast.

         (c) Notwithstanding the foregoing, any Firm Order for any Product placed for a calendar quarter in accordance with Section 2.2(b) shall be between 75% and 125% of the most recent forecast estimated quantity for such Product for such calendar quarter provided by Purchaser to Pfizer in accordance with this
Section 2.2 prior to the Firm Order being placed by Purchaser. If requested by Purchaser, Pfizer shall use its commercially reasonable efforts to supply an amount over 125% of the most recent forecast estimated quantity for a Product.

         (d) Pfizer shall promptly notify Purchaser in writing if at any time Pfizer has reason to believe that Pfizer will not be able to fill a Firm Order for any Product in all material respects in accordance with the delivery schedule specified therein by Purchaser and pursuant to the terms and conditions of this Agreement.

         (e) All forecasts to be provided or delivered by Purchaser to Pfizer pursuant to this Section 2.2 shall be in writing.

         2.3 Capacity. Any forecasts delivered by Purchaser to Pfizer pursuant to Section 2.2 and the aggregate of all Firm Orders must be within Pfizer's capacity as set forth on Schedule D.

         2.4 Acceptance of Firm Order. Pfizer agrees to accept all Firm Orders submitted in accordance with and on the terms set forth in this Agreement. No terms and conditions contained in any Firm Order, acknowledgment, invoice, bill of lading, acceptance or other preprinted form issued by either Party shall be effective to the extent they are inconsistent with or modify the terms and conditions contained herein.

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         2.5      Delivery. All Products sold pursuant to this Agreement shall be delivered FCA FAJARDO (Pfizer's place of manufacture). Purchaser shall bear the cost of shipping and insurance.

                                   ARTICLE 3

                          SUPPLY AND SERVICES CRITERIA

         3.1 General. Subject to the terms of this Agreement, Pfizer shall produce the Products following the same practices and procedures in effect as of the date of this Agreement.

         3.2 Compliance with Specifications. All Products supplied hereunder shall be in finished dosage form, filled, labeled and packaged for commercial sale or distribution as samples, as the case may be, by Pfizer in accordance with the terms and conditions of this Agreement, the Specifications and applicable Laws. Pfizer shall be responsible for the purchase of all raw materials in accordance with the NDAs and other regulatory filings for the Products as necessary to supply finished Products to Purchaser under this Agreement. Purchaser shall promptly notify Pfizer of any changes to the Specifications that are required by changes in applicable Laws or are otherwise desired by Purchaser, including changes to the packaging or Labeling of the Products. Any such changes shall be subject to the prior approval of Pfizer (which approval shall not be unreasonably withheld), and Pfizer shall use its commercially reasonable efforts to accommodate such changes. If any such change would cause an increase or decrease in the Standard Costs of the Products, Pfizer shall promptly notify Purchaser of the change in the Standard Costs of the Products, and Purchaser shall bear the cost of such change. Purchaser shall also bear any one-time costs required to implement any such change. With respect to any regulatory filings and approvals made or sought by Purchaser under this
Section 3.2, Pfizer shall, and shall cause its relevant Affiliates to, provide reasonable cooperation to Purchaser in connection therewith. If a change proposed to be made to the Specifications or the manufacture of the Products under this Section 3.2 requires prior approval by any applicable Governmental Authority before implementation, such change shall not be implemented in respect of a Product until such change has been so approved.

         3.3 Practices. Pfizer shall adhere in all material respects to cGMPs as they apply to the manufacturing, handling and control of the Products.

         3.4 Labeling. For up to 180 days after the date hereof, Pfizer shall continue to use Pfizer's Labeling on the Products manufactured for Purchaser. After such time, each such Product shall be manufactured with Labeling and packaging identifying Purchaser (or Purchaser's designee) as the distributor thereof and, only if required by applicable Law, Pfizer or its applicable Affiliate as the manufacturer thereof. Purchaser shall provide Pfizer with its Labeling as soon as practicable from the date Purchaser completes the related registration process, but in no event later than 90 days thereafter. In the event that inventories of Pfizer's Labeling have been depleted and Purchaser has not provided Pfizer with Purchaser's Labeling, Pfizer shall procure additional Pfizer's Labeling until such time

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Purchaser provides Pfizer with Purchaser's Labeling in accordance with this
Section 3.4. Should Purchaser wish to substitute its Labeling prior to the date that is 180 days after the date hereof, Purchaser shall reimburse Pfizer for its out-of-pocket cost for the unused Labeling that would otherwise have been used through the end of such 180 day period. As between Pfizer and Purchaser, with respect to the Products sold after the date hereof, Purchaser shall be solely responsible for ensuring that the Labeling and other printed materials, if any, comply with all applicable Laws; provided, however, that Pfizer warrants to Purchaser that the Products supplied hereunder prior to the conversion of the Labeling from Pfizer's Labeling to Purchaser's Labeling in accordance with this
Section 3.4 shall comply with the FDA-approved Labeling as it exists on the date hereof.

         3.5 Capital Investments. Pfizer shall not be required to make any capital investment for the purpose of expanding the capacity or modification of the manufacturing facility for the Products. Pfizer shall seek to minimize any investment required for compliance with changes in Law during the Term, but if any such investments are required, the cost of these capital investments shall be borne by Purchaser. Pfizer agrees to review such investments with Purchaser and to obtain its approval prior to initiating the investments, such approval not to be unreasonably withheld. If Purchaser does not approve of these investments, Pfizer may immediately terminate the manufacture of all Products from the manufacturing facility requiring these investments if it is unable to obtain the required approvals of the relevant Governmental Authority to continue to operate the facility without investment and without penalty.

         3.6      Shelf Life.

         (a) Pfizer shall have as its objective to deliver to Purchaser (i) Ordered Products, which correspond to the Products set forth on Schedule A with the Estrostep(R) trademark, with a shelf life of not less than 12 months from the date of delivery to Purchaser ("ESTROSTEP TARGET SHELF LIFE") and (ii) Ordered Products, which correspond to the Products set forth on Schedule A with the Loestrin(R) trademark, with a shelf life of not less than 18 months from the date of delivery to Purchaser ("LOESTRIN TARGET SHELF LIFE" and, together with the Estrostep Target Shelf Life, the "TARGET SHELF LIFE").

         (b) If any Ordered Products are delivered to Purchaser with a shelf life of less than the applicable Target Shelf Life (the "LESS THAN TARGET SHELF LIFE PRODUCTS"), and any Less than Target Shelf Life Products are returned to Purchaser by any Third Party customer as a result of such Less than Target Shelf Life Products having been delivered to Purchaser with less than the applicable Target Shelf Life, then Pfizer shall provide replacement Products to Purchaser, at no cost to Purchaser, and shall make arrangements for the return, reworking or disposal, at Pfizer's option and expense, of such returned Less than Target Shelf Life Products.

         (c) Notwithstanding anything herein to the contrary, Pfizer's sole liability and obligation to Purchaser in respect of any failures by Pfizer to deliver Ordered Products to Purchaser with the applicable Target Shelf Life shall be as provided in Section 3.6(b).

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                                   ARTICLE 4

                                  CONSIDERATION

         4.1 Pricing. Subject to Section 4.2, the Parties agree that the price for each of the Products during the Term shall be the Standard Cost of such Product in effect at the time of delivery of the applicable Firm Order in accordance with Sections 2.2(a) and (b) to Pfizer.

         4.2      Standard Cost Adjustments.

         (a) The Standard Cost of each Product shall be adjusted effective as of each January 1st during the Term by such percentage increase in the Producer Price Index as published by the United State Department of Labor, Bureau of Labor Statistics (the "PPI") over the immediately preceding 12 month period, except to the extent that Pfizer has elected to adjust the Standard Cost as set forth in Section 4.2(c) for such year. The Standard Cost adjustment under this Section 4.2(a) shall be notified to Purchaser not later than June 30th of each year and shall be retroactively effective to January 1st of that same year and shall apply to all Firm Orders received on or after said January 1st. In the event that Pfizer fails to provide notice of any PPI increase by June 30th of a given year, any such increase shall only be effective as of the date such notice is actually given and shall only apply to Firm Orders received on or after such date. If the PPI is not available for any period, the most similar available index shall be used.

         (b) In the event that Purchaser's Firm Orders for all Products in the aggregate for three consecutive quarters in a calendar year are at least 20% lower than aggregate quantities estimated in the forecast for the corresponding periods provided 12 months prior to the submission of such Firm Orders, Pfizer may elect in its sole discretion to adjust that portion of the Standard Cost of the Products that represent Pfizer's allocation of overhead solely relating to the dedicated hormone facility at the Fajardo Plant by the change in the allocation for such overhead to be incurred by Pfizer in the following year. Schedule G sets forth the applicable overhead allocations for the dedicated hormone facility for each Product as of the date hereof. All other components of the Standard Cost of such Product for such year shall be adjusted by the index set forth in Section 4.2(a) or the change in cost set forth in Section 4.2(c), as the case may be. Pfizer shall act in good faith in connection with the Standard Cost adjustment set forth in this Section 4.2(b). Any Standard Cost adjustment made pursuant to this Section 4.2(b) shall be notified to Purchaser not later than June 30th of each year and shall be retroactively effective to January 1st of that same year and shall apply to all Firm Orders received on or after said January 1st. In the event that Pfizer fails to provide notice of any overhead allocation increase by June 30th of a given year, any such increase shall only be effective as of the date such notice is actually given and shall only apply to Firm Orders received on or after such date.

         (c) In the event that during any given calendar year during the Term, a change of more than 20% (above or below the amount included in the applicable Standard Cost of a Product) in the price to Pfizer of any material, service or utility used in the manufacture of a Product results in an increase or decrease in the total Standard Cost of such Product of 5% or

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more, Pfizer may elect in its sole discretion to adjust the Standard Cost for such Product for the following calendar year to reflect the increase or decrease in cost above or below that included in the then prevailing Standard Cost for such Product. Pfizer shall act in good faith in connection with the Standard Cost adjustment set forth in this Section 4.2(c). Any Standard Cost adjustment made pursuant to this Section 4.2(c) shall be notified to Purchaser not later than June 30th of each year and shall be retroactively effective to January 1st of that same year and shall apply to all Firm Orders received on or after said January 1st. In the event that Pfizer fails to provide notice of any such increase or decrease by June 30th of a given year, any such increase or decrease shall only be effective as of the date such notice is actually given and shall only apply to Firm Orders received on or after such date.

         4.3 Payment of Obligations. Invoices for Firm Orders shall be submitted to Purchaser upon delivery by Pfizer of the Ordered Products and such invoices shall be payable in full within 30 days from the date of receipt of the invoice. Payment shall be made by Purchaser by check delivered to Pfizer's address as designated in such invoice or by wire transfer to an account designated by Pfizer. Any required payment hereunder not made by Purchaser on or before the date specified in this Section 4.3 shall bear interest from the date such payment is due until the date it is actually received by Pfizer at an annual rate equal to 12%.

         4.4 Audit Right. Purchaser shall have the right to have a nationally recognized independent public accounting firm audit, within 60 days of delivery by Pfizer to Purchaser of a notice of Standard Cost adjustment pursuant to Section 4.2(b) or (c), Pfizer's books and records relating to the manufacture of the Products, for the sole purpose of verifying Pfizer's determination of the adjustment to the Standard Cost undertaken pursuant to
Section 4.2(b) or (c). Such audit shall be at reasonable times during normal business hours and upon reasonable notice to Pfizer. A copy of such auditing firm's conclusions of its audit shall be furnished to Pfizer at least ten Business Days prior to disclosure to Purchaser to allow Pfizer an opportunity to review the accuracy of the auditing firm's conclusions. The conclusions of such audit firm shall be final and binding on the Parties. Purchaser shall bear the full cost of such audit (including reimbursement to Pfizer for administrative costs it incurs in connection with the audit), unless such audit discloses a variance of more than 5% from the increase in Standard Cost imposed by Pfizer, in which event, Pfizer shall bear the full cost of such audit. Any amounts that are determined to be due and owing by Pfizer to Purchaser following such audit shall be paid within 30 Business Days thereafter, together with any interest due thereon from the date of overpayment by Purchaser at the rate of 12% per annum. The payment of such interest shall not limit Purchaser from exercising any other legal rights it may have as a consequence of the lateness of any payment.

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                                   ARTICLE 5

                       ACCEPTANCE OF PRODUCTS BY PURCHASER

         5.1      Receipt of Product; Acceptance; Product Returns.

         (a) Purchaser shall be entitled to reject any portion or all of any shipment of Products that does not conform to the Certificate of Analysis or otherwise fails to comply with the warranties set forth in Article 7 (unless such non-conformity was attributable to an act or omission of Purchaser or the common carrier once the Product was delivered by Pfizer to such common carrier), provided that (i) Purchaser shall notify Pfizer within 30 days after receipt of such shipment if it is rejecting a shipment due to obvious physical damage, obvious packaging defect or quantity discrepancies that are evident upon visual inspection of the packaged Products as shipped by Pfizer and (ii) in the case of Products having defects other than those obvious defects, Purchaser shall notify Pfizer within 90 days after receipt of such Product. Notwithstanding anything contained herein, Purchaser shall have no obligation to inspect the Products beyond a visual inspection of each shipment for obvious physical damage or quantity discrepancies that are evident upon visual inspection of the packaged Products as shipped by Pfizer. Without in any way limiting Pfizer's indemnity obligation as set forth in Section 9.1, if no notice is provided by Purchaser within such time periods, then Purchaser shall be deemed to have accepted the shipment. Any notice of rejection by Purchaser shall be accompanied by a reasonably detailed statement of its reasons for rejection and a report of any pertinent analysis performed by Purchaser on the allegedly nonconforming Product, together with the methods and procedures used. Pfizer shall notify Purchaser as promptly as reasonably possible, but in any event within ten Business Days after receipt of such notice of rejection, whether it accepts Purchaser's assertions of nonconformity.

         (b) Whether or not Pfizer accepts Purchaser's assertion of nonconformity, promptly upon receipt of a notice of rejection, unless otherwise specified by Purchaser, Pfizer shall use its commercially reasonable efforts to provide replacement Products for those rejected by Purchaser in the original shipment. If the Product rejected by Purchaser from such original shipment ultimately is found to be nonconforming (whether pursuant to Section 5.1(c) or if Pfizer so acknowledges in writing), Pfizer shall bear all expenses for such replacement Product (including all transportation and/or disposal charges and cost of manufacture for such nonconforming Product) to the extent Purchaser previously paid for any corresponding nonconforming Product. If it is determined subsequently that such Product was in fact conforming (whether pursuant to Section 5.1(c) or if Purchaser so acknowledges in writing), then Purchaser shall be responsible not only for the purchase price of the allegedly nonconforming Product (including all transportation charges), but also, upon receipt and acceptance by Purchaser in accordance with the procedures (and at the same price charged in the original shipment) set forth above, the replacement Product. Replacement shipments shall also be subject to the procedures contained in
Section 5.1(a).

         (c) If Pfizer disagrees with any alleged nonconformity, then an independent laboratory (or other expert) of recognized repute reasonably acceptable to both Parties (the

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"INDEPENDENT LABORATORY") shall analyze an aliquot sample or such other portions of a shipment, furnished by Purchaser from the shipment received by Purchaser, as may be necessary to substantiate whether the shipment rejected by Purchaser conformed in all material respects to the Certificate of Analysis and any other pertinent Specifications or otherwise failed to comply with the warranties set forth in Article 7 at the time of delivery to the common carrier. At the same time Purchaser furnishes to the Independent Laboratory an aliquot sample or such other portion of such shipment, Purchaser shall also furnish to Pfizer a split sample of such aliquot sample or such other portion of such shipment. In conducting its analysis hereunder, the Independent Laboratory shall use the same analytical methodology used by Pfizer. Pfizer shall provide a reasonably detailed description of such analytical methodology to the Independent Laboratory. Both Parties agree to cooperate with the Independent Laboratory's reasonable requests for assistance in connection with its analysis hereunder. Both Parties shall be bound by the Independent Laboratory's results of analysis, which, absent manifest error, shall be deemed final as to any dispute over compliance of the Product in all material respects with the Certificate of Analysis and/or any other pertinent Specifications and/or the warranties set forth in Article 7. If the analysis of the Independent Laboratory shows that the Products do not conform in all material respects to the Certificate of Analysis or any other pertinent Specifications or the warranties set forth in Article 7 at the time of delivery to the common carrier, the costs of such analysis shall be paid by Pfizer. If the analysis of the Independent Laboratory shows that the Products do conform in all material respects to the Certificate of Analysis and any other pertinent Specifications and the warranties set forth in Article 7 at the time of delivery to the common carrier, the costs of such analysis shall be paid by Purchaser.

         (d) If Pfizer acknowledges an alleged nonconformity (or if the Independent Laboratory concludes that the Product was nonconforming in accordance with Section 5.1(c)), Pfizer promptly (and in any case within 30 days thereafter) shall make arrangements for the return, reworking or disposal, at Pfizer's option, of the nonconforming Product. If Pfizer requests that Purchaser dispose of such nonconforming Product, Pfizer shall give Purchaser written instructions as to how Purchaser or its agent shall, at Pfizer's expense and liability, lawfully dispose of any non-conforming Products, and Purchaser shall provide Pfizer with written certification of such destruction. Pfizer shall pay, or reimburse Purchaser, for any reasonable return shipping charges or out-of-pocket costs incurred by Purchaser for such return shipment or lawful disposal of such nonconforming Product in accordance with Pfizer's instructions.

         5.2 Quality Control. Pfizer shall conduct all quality control testing of the Products prior to shipment in accordance with the applicable Product Registrations and Laws. Pfizer shall retain records and samples of Products relating to such testing as required by applicable Law. If Purchaser conducts quality control testing of Products after delivery thereof to Purchaser, Purchaser shall use the same analytical methodology as used by Pfizer. Upon written request from Purchaser, Pfizer shall provide a reasonably detailed description of the analytical methodology used by Pfizer for quality control testing of the Products.

         5.3 Inspections. Pfizer shall afford Purchaser or Purchaser's representatives reasonable access, but no more than two times per year, to inspect, review and audit the

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premises where the Products are being tested and/or manufactured for the sole purpose of confirming that all Products tested and/or manufactured at such facility are tested and/or manufactured in accordance with cGMPs, the applicable Product Registration and other requirements of this Agreement and of applicable Law. In connection with such inspection, review or audit, Pfizer shall allow Purchaser to review and inspect the applicable testing and/or manufacturing facility and records, to meet with Pfizer's personnel and to obtain copies from Pfizer of any such records solely for the purpose of confirming that Pfizer's manufacturing and record-keeping is compliant with the applicable Product Registration, this Agreement and applicable Laws. Such inspections, reviews and audits shall occur upon not less than ten days' prior written notice to Pfizer, such inspections, reviews and audits shall only be conducted during normal business hours and such inspections, reviews and audits shall not unreasonably disrupt the normal operations of Pfizer. Purchaser's exercise of its inspection rights hereunder shall in no way waive, modify or diminish Pfizer's obligations under this Agreement.

         5.4 Notification, Etc. of Certain Matters. In the event that representatives of any relevant Governmental Authority inspect or notify Pfizer of their intention to inspect the Fajardo Plant in connection with the manufacturing or supply of the Products, Pfizer shall notify Purchaser promptly upon learning of such inspection, and shall supply Purchaser with copies of all correspondence and other documentation received from the Governmental Authority relating thereto. Pfizer shall provide promptly to Purchaser copies of any letter, comments or inquiry from any relevant Governmental Authority in connection with the manufacturing or supply of the Products that requires a response or action by Pfizer including, but not limited to, an FDA Form 483 or a Warning Letter. Pfizer shall permit Purchaser to review and comment on the content of any written response relating to an inspection of the Fajardo Plant that relates in any way to the Products before Pfizer submits that response to the Governmental Authority. If such comments are provided promptly (within one week unless the circumstances require greater expedition), Pfizer shall consider the comments before submission of the response.

         5.5 Restart Matters. In the event that any relevant Governmental Authority determines that Pfizer must cease manufacturing the Products as well as other products in the Fajardo Plant due to Pfizer's failure to adhere to cGMPs relating to manufacturing, handling or controlling of any product made in the Fajardo Plant, Pfizer shall use reasonable best efforts to obtain approval from the relevant Governmental Authority to begin manufacturing the Products as soon as practicable thereafter. In the event of a Fajardo Plant shutdown described herein, should the relevant Governmental Authority allow Pfizer to begin manufacturing products in the Fajardo Plant on an incremental product-by-product basis, Pfizer shall not discriminate against the Products during Pfizer's efforts to obtain approval to restart manufacturing.

                                   ARTICLE 6

           PRODUCT QUALITY COMPLAINTS; PRODUCT RECALLS; ADVERSE EVENTS

         6.1      Product Quality Complaints.

         (a) Subject to Sections 6.1(b) through (d), Purchaser shall be responsible for responding to all Product Quality Complaints with respect to the Products. Both Parties shall cooperate to effect any resolutions with respect to any Product Quality Complaint. "PRODUCT QUALITY COMPLAINT" shall mean any complaint that questions the purity, identity, potency or quality of any Product, its packaging or labeling, any complaint that concerns any incident that causes any Product or its labeling to be mistaken for, or applied to, another article, any bacteriological contamination, any significant chemical, physical or other change or deterioration in any distributed Product or any failure of any Product to meet its applicable Specifications. Where the subject matter of the Product Quality Complaint relates in any way to the responsibilities of a Party under this Agreement or the duties performed by a Party hereunder, such Party shall, within three Business Days but not more than five days from receipt of written notice by such Party from the other Party or receipt by such Party of any other information from a Third Party constituting a Product Quality Complaint, initiate a complaint investigation at such Party's expense. Such Party shall conduct such investigation expeditiously. The investigating Party shall report its findings to the other Party's contact listed below in Section 6.1(b) or (c), as the case may be.

         (b) Pfizer shall inform Purchaser's contact of any Product Quality Complaint received by it within three Business Days but no more than five days from the receipt date by Pfizer. Such information shall be sent to the contact set forth below:

                           Warner Chilcott Inc.
                           100 Enterprise Drive
                           Rockaway, New Jersey  07866
                           Attention:     Vice President - Regulatory Affairs
                           Facsimile No.: (973) 442-3280
                           Telephone No.: (973) 442-3233

         (c) Purchaser shall inform Pfizer's contact of any Product Quality Complaint received by it within three Business Days but no more than five days from the receipt date by Purchaser. Such information shall be sent to Pfizer as set forth below:

                           Pfizer Inc.
                           Product Complaints
                           182 Tabor Road
                           Morris Plains, New Jersey  07950-2614
                           Attention:     Director of Product Complaints
                           Facsimile No.: (973) 385-5404
                           Telephone No.: (973) 385-2132

         (d) Nothing in this Section 6.1 is intended to limit, alter or restrict a Party's reporting obligations under applicable Law.


         6.2      Product Recalls.

         (a) In the event that either Party obtains information that a Product or any portion thereof should be alleged or proven not to meet the Specifications, the Labeling or the Product Registration for such Product or to be otherwise defective, such Party shall notify the other Party immediately and both Parties shall cooperate fully regarding the investigation and disposition of any such matter. Pfizer and Purchaser shall each maintain such traceability records as are sufficient and as may be necessary to permit a recall, product withdrawal or field correction of any of the Products. In the event (i) any applicable Governmental Authority should issue a request, directive or order that a Product be recalled or withdrawn or (ii) Purchaser determines that any Product already in interstate or international commerce presents a risk of injury or gross deception or is otherwise defective and that a recall of such Product is appropriate (each of (i) and (ii), a "RECALL"), each Party shall give telephonic notice (to be confirmed in writing) to the other within 24 hours of the occurrence of such event.

         (b) Purchaser shall have sole responsibility for carrying out any Recalls. Pfizer shall provide full cooperation and assistance to Purchaser in connection therewith as may be reasonably requested by Purchaser. Purchaser shall be responsible for all expenses of effecting any such Recall (including any out-of-pocket expenses incurred by Pfizer in connection with such cooperation), except to the extent such Recall is attributable to a breach by Pfizer of its obligations hereunder (in which case Pfizer shall be responsible for the expenses associated with any such Recall attributable to such breach).

         6.3      Adverse Events.

         (a) Within one month after the date hereof, the Parties shall discuss and develop mutually acceptable guidelines and procedures for the surveillance, receipt, evaluation, reporting and communication (as between the Parties), exchange of Serious Adverse Event and Non-Serious Adverse Event information, and the migration of such data, in accordance with the terms of this Agreement in order to permit both Parties to comply with their respective obligations under all applicable Laws until such time as all Product Registrations and other Governmental Authorizations, including clinical trial applications, are transferred to Purchaser or its designee. The Parties shall bear their respective costs incurred in connection with receiving, recording, reviewing, reporting, communicating and exchanging with each other regarding and, as applicable, reporting and responding to any Serious Adverse Events or Non-Serious Adverse Events.

         (b)      Until the earlier of (i) nine months after the Closing and
(ii) the date upon which all Product Registrations are transferred to Purchaser, Pfizer shall maintain systems for global pharmacovigilance for the Products. Until such time as guidelines and procedures are developed in accordance with
Section 6.3(a), each Party shall promptly notify the other Party of any significant adverse event(s) that affect the marketing of such Products or are required to be reported in accordance with FDA regulations, including adverse drug experiences and governmental inquiries. Purchaser shall have the reporting responsibility for such events as provided under applicable Law to applicable Governmental Authorities. Each of Pfizer and Purchaser shall cooperate with the other Party in connection therewith as reasonably requested by the other Party and as follows:

                  (i) Serious Adverse Events for the Products of which one Party becomes aware shall be submitted to the other Party within the time frames specified in the applicable regulations or guidelines. Non-Serious Adverse Events for the Products that are reported to one Party shall be submitted to the other Party no more than one month from the date received by the first-mentioned Party; provided, however, that medical and scientific judgment should be exercised in deciding whether expedited reporting is appropriate in other situations, such as important medical events that may not be immediately life-threatening or result in death or hospitalization, but may jeopardize the patient or may require intervention to prevent a Serious Adverse Event outcome.

                  (ii) All Serious Adverse Events and Non-Serious Adverse Events shall be submitted by one Party to the other Party pursuant to this Section 6.3 in accordance with the current contact information for the non-reporting Party. Each Party shall provide the other with current contact information in writing promptly after the date hereof, but in no event later than 15 Business Days after such date, and, in the event of any changes, promptly shall update such information in writing to the other Party.

         6.4 Medical Inquiries. Purchaser shall have sole responsibility, at its expense, for handling all medical inquiries concerning the Products. Pfizer shall, and shall cause its relevant Affiliate to, refer all routine medical information requests in writing to Purchaser as set forth in Section 6.3(b)(ii). Urgent medical information requests shall be referred by Pfizer to Purchaser by telephone.

                                   ARTICLE 7

                          WARRANTIES; CERTAIN COVENANTS

         7.1 Pfizer hereby warrants to Purchaser, for the benefit of Purchaser, that (a) Ordered Products supplied pursuant to this Agreement shall in all material respects be (i) in compliance with the Specifications, cGMPs and all other requirements and conditions contained in this Agreement and (ii) warranted to be free of defects in material and workmanship and (b) Pfizer shall either (i) at its option, repair or replace, within a reasonable period of time, or (ii) if Pfizer is unable after using its commercially reasonable efforts to effectively perform such repair or replacement within a reasonable amount of time, refund the price of any Ordered Products that fail to conform with the warranties in this Section 7.1.

         7.2      To the extent permissible by Law, the warranties contained in
Section 7.1(a) are exclusive and in lieu of all other warranties, express or implied, and Pfizer expressly disclaims and excludes any implied warranty of merchantability or implied warranty of fitness for a particular purpose.

         7.3 Except as provided in Section 9.1(b) in respect of Pfizer's maximum annual indemnification liability in respect of third party claims, in the event of any breach of this Agreement, the parties hereto shall be entitled to all remedies available at Law or equity.

                                    ARTICLE 8

                              TERM AND TERMINATION

         8.1 Term. Subject to the other provisions of this Article 8, this Agreement shall have a term ("TERM") beginning on the date hereof and ending on the later of (a) five years from the date hereof and (b) four years from the expiration of the Negotiation Period and shall not be renewable. Notwithstanding the foregoing, this Agreement shall terminate on the date on which Pfizer completes the sale of the Fajardo Plant to Purchaser.

         8.2 Termination Upon Obtainment of Alternate Source of Supply. Purchaser agrees to proceed as promptly as practicable after the date of this Agreement to obtain an alternate source of supply for the Products. As soon as Purchaser shall obtain an alternate source of supply for the Products, Purchaser shall promptly notify Pfizer, and Pfizer may, at its sole discretion and at any time during the remaining Term, terminate the supply of the Products under this Agreement upon 30 days prior written notice to Purchaser. Pfizer shall provide Purchaser (or Purchaser's designee) with the assistance of its employees and access to its other internal resources to provide Purchaser with a reasonable level of technical assistance and consultation in connection with the regulatory qualification of an alternate supplier for the Products, provided that Purchaser shall reimburse Pfizer for the fully-burdened cost of such technical assistance and consultation to the extent that Pfizer provides in excess of 120 man-hours of such assistance and consultation, provided further that Purchaser shall reimburse Pfizer for all reasonable out-of-pocket costs incurred in connection with such assistance and consultation.

         8.3      Termination by Pfizer.

         (a) This Agreement may be terminated by Pfizer, at its option, upon the commencement against Purchaser of a voluntary or involuntary proceeding under any bankruptcy, insolvency, liquidation or similar Law, or upon the appointment with respect to Purchaser of a successor, trustee, custodian, sequestrator or similar official.

         (b) This Agreement may be terminated by Pfizer in the event of a material breach by Purchaser of Purchaser's obligations of performance under this Agreement if such breach is not cured within 60 days following receipt of notice of such material breach from Pfizer.

         8.4      Termination by Purchaser.

         (a) This Agreement may be terminated by Purchaser, at its option, upon the commencement against Pfizer of a voluntary or involuntary proceeding under any bankruptcy, insolvency, liquidation or similar Law, or upon the appointment with respect to Pfizer of a successor, trustee, custodian, sequestrator or similar official.

         (b) This Agreement may be terminated by Purchaser in the event of a material breach by Pfizer of Pfizer's obligations of performance under this Agreement if such breach is not cured within 60 days following receipt of notice of such material breach from Purchaser.

         8.5 Effect of Termination or Expiration. Indemnification and confidentiality obligations that accrue prior to the effective date of such termination or the expiration of this Agreement shall survive the termination or expiration of this Agreement. If this Agreement is terminated by Pfizer pursuant to Section 8.3(b), then Purchaser shall purchase all merchantable inventory, including work in process, raw materials and packaging materials, at Pfizer's full cost. This Section 8.5 shall survive the termination or expiration of this Agreement.

                                   ARTICLE 9

                                 INDEMNIFICATION

         9.1      Indemnification by Pfizer.

         (a) Pfizer agrees to indemnify, protect, defend and hold Purchaser and its directors, officers, employees and agents harmless from and against any Losses that they may incur at any time by reason of any Action brought by any Governmental Authority or other Third Party arising out of (i) Pfizer's breach of this Agreement or of any warranty made by Pfizer to Purchaser under this Agreement or (ii) Pfizer's supply of damaged or defective Product that does not meet the Specifications.

         (b) In no event shall Pfizer's liability pursuant to Section 9.1(a) for any and all Losses to Purchaser, other than any Losses arising out of any Product Claims (but only if such Product Claims are indemnifiable pursuant to Section 9.1(a)), exceed $10,000,000 in the aggregate for any given calendar year during the Term.

         9.2 Indemnification by Purchaser. Purchaser agrees to indemnify, protect, defend and hold Pfizer and its directors, officers, employees and agents harmless from and against any Losses that the may incur at any time by reason of any Action brought by any Governmental Authority or other Third Party arising out of (i) Purchaser's breach of this Agreement or of any warranty made by Purchaser to Pfizer under this Agreement or (ii) the manufacture, sale, marketing, use or distribution of the Products, except to the extent that Pfizer is obligated to indemnify, protect and defend Purchaser and its directors, officers, employees and agents for such Losses under Section 9.1.

         9.3 Notice of Claims. If any of the Persons to be indemnified under this Article 9 (the "INDEMNIFIED PARTY") has suffered or incurred any Loss, the Indemnified Party shall so notify the party from whom indemnification is sought (the "INDEMNIFYING PARTY") promptly in writing describing such Loss, the amount or estimated amount thereof, if known or reasonably capable of estimation, and the method of computation of such Loss, all with reasonable particularity and containing a reference to the provisions of this Agreement or any other agreement or instrument delivered pursuant hereto in respect of which such Loss shall have occurred. If any action at law or suit in equity is instituted by or against a Third Party with respect to which the Indemnified Party intends to claim any liability as a Loss under this Article 9, the Indemnified Party shall promptly notify the Indemnifying Party of such action or suit and tender to the Indemnifying Party the defense of such action or suit. A failure by the Indemnified Party to give notice and to tender the defense of the action or suit in a timely manner pursuant to this Section 9.3 shall not limit the obligation of the Indemnifying Party under this Article 9, except (i) to the extent such Indemnifying Party is materially prejudiced thereby and (ii) to the extent expenses that are incurred during the period in which notice was not provided shall not be deemed a Loss.

         9.4      Control of Claims.

         (a) The Indemnifying Party under this Article 9 shall have the right, but not the obligation, to conduct and control, through counsel of its choosing, any claim, action, suit or proceeding for which indemnification is sought pursuant to this Article 9 ("INDEMNIFIABLE CLAIM"), and the Indemnifying Party may compromise or settle the same, provided that the Indemnifying Party shall give the Indemnified Party advance notice of any proposed compromise or settlement, provided further that the Indemnifying Party shall not compromise or settle any Indemnifiable Claim without the approval of the Indemnified Party if such compromise or settlement imposes any obligations on the Indemnified Party, such approval not to be unreasonably withheld. No Indemnified Party may compromise or settle any Indemnifiable Claim without the consent of the Indemnifying Party. The Indemnifying Party shall permit the Indemnified Party to participate in, but not control, the defense of any such Indemnifiable Claim through counsel chosen by the Indemnified Party, provided that the fees and expenses of such counsel shall be borne by the Indemnified Party. If the Indemnifying Party elects not to control or conduct the defense or prosecution of an Indemnifiable Claim, the Indemnifying Party nevertheless shall have the right to participate in the defense or prosecution of any Indemnifiable Claim and, at its own expense, to employ counsel of its own choosing for such purpose.

         (b) The parties hereto shall cooperate in the defense or prosecution of any Indemnifiable Claim, with such cooperation to include (i) the retention of and the provision to the Indemnifying Party of records and information that are reasonably relevant to such Indemnifiable Claim and (ii) the making available of employees on a mutually convenient basis for providing additional information and explanation of any material provided hereunder.

                                   ARTICLE 10

                                 CONFIDENTIALITY

         10.1 Pfizer's Obligation. Except for the proper exercise of any rights granted or reserved under other provisions of this Agreement, Pfizer agrees that it shall keep confidential, and shall cause its officers, employees, directors and counsel to keep confidential and shall not publish or otherwise divulge to a Third Party, other than any agents of Pfizer, or use for itself, unless Purchaser shall have given its prior written approval, during the Term and for a period of ten years after the end of the Term, any information of a proprietary nature relating to Purchaser's business or operations, including non-public information concerning Purchaser's products, processes, customers and suppliers and the products and processes of Purchaser's customers and suppliers furnished to Pfizer by Purchaser in connection with this Agreement (any of the foregoing, "CONFIDENTIAL PURCHASER INFORMATION"); provided, however, that Pfizer shall have the right to disclose any Confidential Purchaser Information provided hereunder if, in the reasonable opinion of Pfizer's legal counsel, such disclosure is necessary (a) in connection with the securing of any governmental approval necessary for the performance by Pfizer of any of its obligations hereunder or under any other agreement with Purchaser or (b) for the purpose of complying with governmental regulations. Pfizer shall notify Purchaser of Pfizer's intent to make such disclosure of Confidential Purchaser Information pursuant to the proviso of the preceding sentence sufficiently prior to making such disclosure so as to allow Purchaser adequate time to take whatever action Purchaser may deem to be appropriate to protect the confidentiality of Confidential Purchaser Information.

         10.2 Purchaser's Obligation. Except for the proper exercise of any rights granted or reserved under other provisions of this Agreement, Purchaser agrees that it shall keep confidential, and shall cause its officers, employees, directors and counsel to keep confidential and shall not publish or otherwise divulge to a Third Party, other than any agents of Purchaser, or use for itself, unless Pfizer shall have given its prior written approval, during the Term and for a period of ten years after the end of the Term, any information of a proprietary nature relating to Pfizer's business or operations, including non-public information concerning Pfizer's products, processes, customers and suppliers and the products and processes of Pfizer's customers and suppliers, furnished to Purchaser by Pfizer in connection with this Agreement (any of the foregoing, "CONFIDENTIAL PFIZER INFORMATION"); provided, however, that Purchaser shall have the right to disclose any Confidential Pfizer Information provided hereunder if, in the reasonable opinion of Purchaser's legal counsel, such disclosure is necessary (a) in connection with the securing of any governmental approval necessary for the performance by Purchaser of any of its obligations hereunder or under any other agreement with Pfizer or (b) for the purpose of complying with government regulations. Purchaser shall notify Pfizer of Purchaser's intent to make such disclosure of Confidential Pfizer Information pursuant to the proviso of the preceding sentence sufficiently prior to making such disclosure so as to allow Pfizer adequate time to take whatever action Pfizer may deem to be appropriate to protect the confidentiality of Confidential Pfizer Information.

         10.3     Permitted Disclosure or Use of Information. Nothing in this
Article 10 shall prevent disclosure or use of Confidential Purchaser Information or Confidential Pfizer Information, as the case may be, that (a) is or has become known to the public other than through a breach of this Agreement or (b) lawfully was disclosed to the disclosing Party by a Third Party having the right to disclose it.

         10.4 Use of Information to Perform Obligations Under this Agreement. Within the limits set forth in this Article 10, each Party shall be entitled at all times to use all Confidential Purchaser Information or Confidential Pfizer Information, as the case may be, provided by the other Party in order to perform its obligations under this Agreement.

                                   ARTICLE 11

                                  MISCELLANEOUS

         11.1 Force Majeure. No Party shall be liable to another for its failure to perform any of its obligations hereunder caused by contingencies beyond its control, including acts of God, fire, flood, wars, acts of terrorism, sabotage, strike and government actions (other than actions prohibiting the sale of the Products resulting from Pfizer's failure to supply Products in compliance with the Specifications or cGMPs (i.e., failure to comply with 21 C.F.R. Parts 210 and 211) or otherwise resulting from Pfizer's failure to comply with any applicable requirement of Law). Any Party asserting its inability to perform any obligation hereunder for any such contingency shall promptly notify the other Party of the existence of any such contingency and shall use its reasonably diligent efforts to re-commence its performance of such obligation as soon as commercially practicable.

         11.2 Assignment. None of the Parties may assign any of its rights or obligations hereunder without the written approval of the other Party, such approval not to be unreasonably withheld; provided, however, that the Parties may assign any of their respective rights or obligations under this Agreement to any of their respective Affiliates without the approval of the other Party, and Pfizer may assign any of its rights and obligations under this Agreement to any Third Party that purchases the Fajardo Plant without Purchaser's approval. This Agreement shall be binding upon and inure to the benefit of the successors and assigns of each of the Parties.

         11.3 Independent Contractor. The Parties shall each be an independent contractor in the performance of their respective obligations hereunder. No Third Party, including any employee of any Party, shall have, or acquire, any rights by reason of this Agreement.

         11.4 Notices. All notices or other communications hereunder shall be deemed to have been duly given and made if in writing and if served by personal delivery upon the Party for whom it is intended, if delivered by registered or certified mail, return receipt requested, or by a national courier service, or if sent by facsimile, provided that the facsimile is promptly confirmed by telephone confirmation thereof, to the Person at the address set forth below, or such other address as may be designated in writing hereafter, in the same manner, by such Person.

         If to Pfizer:

                  Pfizer Inc.
                  235 East 42nd Street
                  New York, New York 10017
                  Attention: President, Pfizer Global Manufacturing Facsimile No. (212) 672-7517

         with a copy to:

                  Pfizer Inc.
                  235 East 42nd Street
                  New York, New York 10017
                  Attention: Jeffrey Kindler, Esq.
                  Senior Vice President and General Counsel
                  Telephone No. (212) 733-4935
                  Facsimile No. (212) 808-8924

         If to Purchaser:

                  Galen (Chemicals) Limited
                  4 Adelaide Street
                  Dun Laoghaire, Co. Dublin
                  Attention: Senior Vice President, Finance
                  Telephone No. 011 353 1 214 8474
                  Facsimile No. 011 353 1 214 8477

         with a copy to:

                  Galen Holdings PLC
                  100 Enterprise Drive
                  Rockaway, New Jersey  07866
                  Attention: Senior Vice President, Corporate Development, General Counsel and Corporate Secretary
                  Telephone No. (973) 442-3371
                  Facsimile No. (973) 442-3316

         11.5 Governing Law. This Agreement shall be governed by and construed in accordance with the Laws of the State of New York, regardless of the Laws that might otherwise govern applicable principles of conflicts of Laws thereof. With respect to any suit, action or proceeding relating to this Agreement (each, a "PROCEEDING"), each Party irrevocably (i) agrees and consents to be subject to the jurisdiction of the United States District Court for the Southern District of New York or any New York State court sitting in New York City and (ii) waives any objection which it may have at any time to the laying of venue of any Proceeding brought in any such court, waives any claim that such Proceeding has been brought in an inconvenient forum and further waives the right to object, with respect to such Proceeding, that such court does not have any jurisdiction over such Party.

         11.6 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, and all of which shall constitute one and the same agreement.

         11.7 Headings. The heading references herein are for convenience purposes only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof.

         11.8 Modifications. This Agreement contains the entire understanding and agreement between the Parties as to the supply of the Products hereunder. It may not be amended or modified, except by a written instrument executed by the Parties.

         11.9 Cumulative Effect. The rights and obligations of the Parties under this Agreement shall be cumulative to and not exclusive of the rights and obligations of the Parties contained in the Purchase Agreement.

         11.10 Sales and Use Taxes. Purchaser shall be responsible for the payment of any sales and use taxes on the Products delivered by Pfizer to Purchaser.

         11.11 Severability. In the event that any one or more of the provisions contained herein, or the application thereof in any circumstances, is held invalid, illegal or unenforceable in any respect for any reason, the Parties shall negotiate in good faith with a view to the substitution therefor of a suitable and equitable solution in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid provision; provided, however, that the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be in any way impaired thereby, it being intended that all of the rights and privileges of the Parties shall be enforceable to the fullest extent permitted by Law.

         IN WITNESS WHEREOF, the Parties have duly executed this Agreement as of the day and year first above written.

                           PFIZER INC.,

                           By:______________________________________________
                              Name:
                              Title:

                           GALEN (CHEMICALS) LIMITED,

                           By:______________________________________________
                              Name:
                              Title: